SCHEDULE 13G



                      New Germany Fund, Inc.
                         (Name of Issuer)

              I.R.S. Identification No. 133555471


                           COMMON STOCK
                   (Title of Class of Securities)


                            644465106
                          (CUSIP Number)
            SCHEDULE FILED PURSUANT TO RULE 13d-1(b)

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                SG Cowen Securities Corporation
                I.R.S. Identification No. 13-1976032

2.        Check the Appropriate Box if a Member of a Group

                                     (a)    /   /
                                     (b)    /   /

3.        SEC Use Only

4.        Citizenship or Place of Organization

                Delaware

5.        Sole Voting Power

                Societe Generale (Paris) 2,009,881

6.        Shared Voting Power

                -0-

7.        Sole Dispositive Power

                Societe Generale (Paris) 2,009,881

8.        Shared Dispositive Power

                -0-

9.        Aggregate Amount Beneficially Owned By Each Reporting
          Person

                -0-


10.       Check Box if the Aggregate Amount in Row (9) Excludes
          Certain Shares *

                N/A

11.       Percent of Class Represented by Amount in Row 9

                7.0217%

12.       Type of Reporting Person *

                 Broker Dealer


Item 1

           (a) New Germany Fund, Inc.
           (b) 31 West 52nd Street
               c/o Deutsche Bank Capital Corporation
               New York, NY 10019
Item 2

           (a) SG COWEN SECURITIES CORPORATION
           (b) 1221 AVENUE OF THE AMERICAS
               New York, NY  10020
           (c) Citizenship: USA

           (d) Common Stock
           (e) 644465106



Item 3     IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-l(b)
           CHECK WHETHER THE PERSON FILING IS:


           (a)   [ x ]    Broker or Dealer registered under
                          section 15 of the Act:

                          SG COWEN SECURITIES CORPORATION



           (e)   [   ]    Investment advisor registered under
                          section 203 of the Investment Advisers
                          Act of 1940:

                          SG Cowen Asset Management,
Item 4     OWNERSHIP


           Societe Generale, Paris

           (a)   2,009,881
           (b)   7.0217%

           (c)      (i)       - 0 -
                   (ii)       2,009,881
                  (iii)       - 0 -
                   (iv)       2,009,881

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following  [   ].

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON

     As a broker dealer, SG Cowen Securities Corporation holds the securities on behalf of its affiliate, Societe Generale
(Paris) whose interest exceeds five percent.


ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE
           PARENT HOLDING COMPANY

		   Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP

                   Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10     CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 14, 2002

                         SG COWEN SECURITIES CORPORATION

                         By:/S/ Michael Maxson,
                                Vice President








                             Michael Maxson
                             SG COWEN SECURITIES CORPORATION
                             1221 AVENUE OF THE AMERICAS
                             New York, NY 10020

                             February 14, 2002

VIA EDGAR FILING
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

       Re: Schedule 13G with respect to the Common Stock, of The New Germany Fund, Inc.

Ladies and Gentlemen:

          On behalf of SG COWEN SECURITIES CORPORATION, I am transmitting herewith for filing with the Securities and Exchange Commission (the "Commission") the Schedule 13G relating to the Common Stock of The New Germany Fund, Inc. This filing is being effected by direct transmission to the Commission's EDGAR system.

          By copy of this letter, a copy of the enclosed Schedule is being sent by certified mail to The New Germany Fund, Inc. at its principal executive office.

          If you have any questions regarding the foregoing, please contact the undersigned at (212) 278-6133

                             Very truly yours,


                             /s/ Michael Maxson
                                 Michael Maxson


Enclosures



cc: The New Germany Fund, Inc.
    31 West 52nd Street
    c/o/ Deutsche Bank Capital Corporation
    New York, NY 10019